UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 29, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI SECURES 100% OWNERSHIP OF SERRA GRANDE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

ANGLOGOLD ASHANTI SECURES 100% OWNERSHIP OF SERRA GRANDE

AngloGold Ashanti, which currently holds, through its subsidiaries, a 50% interest in the Serra Grande (Crixás) mine in Brazil, has agreed to acquire the remaining 50% stake in the mine from Kinross Gold Corporation ("Kinross") for US$220 million in cash ("the transaction"). The transaction will be funded from existing cash reserves and debt facilities and remains subject to various conditions, detailed below.

In 2011, the Serra Grande mine produced 134,000oz of gold at a cash cost of US$767/oz. The Serra Grande operation comprises three underground mines, namely Mina III, Mina Nova and Mina Palmeiras, and one open pit mine on the outcrop of the Mina III mineralised zone (between surface and level 50) as well as a single dedicated processing plant. To date the Serra Grande mine, which is operated by AngloGold Ashanti, has produced 3.4Moz of gold.

The acquisition, which will entitle AngloGold Ashanti to 100% production from Serra Grande, is expected to increase AngloGold Ashanti's annual attributable production from Brazil to well in excess of 500,000oz and the contribution from the Americas region as whole to more than 1Moz.

The transaction is expected to provide a number of benefits to AngloGold Ashanti, including:

- Enhancing AngloGold Ashanti's production, Ore Reserve and Mineral Resource profiles by approximately 70,000oz a year, 375,000oz and 1.186Moz respectively;

- Making a positive contribution toward AngloGold Ashanti's near term gold production profile in Brazil, which the company views as a key jurisdiction in its portfolio. Annual production from AngloGold Ashanti's Brazilian operations is expected to increase from 428,000oz in 2011 to between 540,000oz to 550,000oz whilst annual gold production in the Americas region is projected to increase to more than 1Moz per annum;

- Securing 100% ownership of the Serra Grande mine in AngloGold Ashanti's hands with no concomitant increase in management costs; and

- Providing AngloGold Ashanti with full exposure to further exploration potential at the Serra Grande mine, where more than 1.0Moz of Mineral Resources have been added over the past four years. AngloGold Ashanti anticipates that these additional resources and the exploration potential that exists at the site create the opportunity to further extend the life of Serra Grande.

"This deal further simplifies our portfolio and gives us greater exposure to Brazil, where we've had significant success in growing our production as well as our reserve and resource base," Mark Cutifani, AngloGold Ashanti's Chief Executive Officer, said. "We see long-term, lower risk, potential from Serra Grande, which is a key component of our strategy to grow the contribution from the Americas."

Terms of the Transaction

Under the terms of the transaction, AngloGold Ashanti's wholly owned subsidiary, AngloGold Ashanti Brasil Mineração Ltda. will acquire Kinross' 50% interest in Mineração Serra Grande S.A. ("MSG"), the principal asset of which is the Serra Grande mine, from Newinco Comércio e Partcipações Ltda ("Newinco") a subsidiary of Kinross which holds its 50% interest in MSG. Newinco has provided customary warranties and indemnities in respect of its 50% share of certain tax claims against MSG. Kinross has provided a parent guarantee in respect of the obligations of Newinco under the transaction agreements.

The parties are required to file a notification of the transaction with the Brazilian anti-trust authorities. The transaction is also subject to the fulfilment of various conditions, including:

- the unconditional approval of the South African Reserve Bank of the transaction, in accordance with the Exchange Control Regulations of the Republic of South Africa; and

- no material adverse event (as defined in the transaction agreement) having occurred.

The transaction is expected to be completed during the second quarter of 2012.

Johannesburg

29 May 2012

Primary Legal Advisers: Slaughter and May
Sponsor: UBS

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite (Media)	+27 (0) 11 637 6388	/	+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 29, 2012

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary